Revelation Biosciences, Inc.

4660 La Jolla Village Drive

San Diego, California 92122

July 25, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Abby Adams

Office of Life Sciences

Re: Revelation Biosciences, Inc.

Registration Statement on Form S-1

Commission File No. 333-266108

Ms. Adams:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 5:00pm on July 25, 2022, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Revelation Biosciences, Inc.

/s/ Chester S. Zygmont, III
Chief Financial Officer